ELLENOFF GROSSMAN & SCHOLE LLP

370 Lexington Avenue

New York, New York 10017

(212) 370-1300

(212) 370-7889 facsimile

                                                                May 15, 2006

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:       John Reynolds

                Pamela Howell

                Re:          HD Partners Acquisition Corporation

                                Amendment No.5 to Registration Statement on Form S-1

                                File No. 333-130531

                                Amendment Filed May 3, 2006

Ladies and Gentlemen:

                On behalf of HD Partners Acquisition Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 (the “Registration Statement”).  Marked courtesy copies of this filing are being sent via overnight mail to John Reynolds, Pamela Howell, Jay Williamson and Babette Cooper.

                This letter is being filed in response to the Staff’s comments to Amendment No. 5 to the Registration Statement filed May 3, 2006, as well as several telephone conversations representatives of the Company and underwriters have conducted with the Staff.  The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Bruce Lederman, Executive Vice President, Secretary and Director of the Company, dated May 9, 2006.  For the Staff’s convenience we highlight the following changes to the offering:

-                         based on a market response that became evident in the last few days of the road show, the Company and the underwriters have agreed to increase the size of the offering to $150,000,000.

-                         the Company’s officers and certain directors have agreed to increase their purchase  of our warrants in a private placement concurrent with the closing of the offering from 1,500,000 warrants to 2,250,000 warrants, for an aggregate purchase price of $2.25 million.  The proceeds of this purchase will be held in the trust account along with the proceeds from the Company’s offering of units.  These warrants will expire worthless if the Company does not complete a business combination, and the $2.25 million purchase price will be distributed to the public stockholders.

-                         certain of the Company’s officers and directors have agreed to increase the funds available to the Company in a limited recourse line of credit to fund, in certain circumstances, the Company’s working capital needs, from $500,000 to $750,000.

-                         the Company’s securities have been approved for listing on the American Stock Exchange.

                    In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

General Comments

1.              We note the disclosure in risk factor six regarding third party claims against the trust account and provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures contained in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ... , are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution..” Please provide us with a legal analysis as to how the company will comply with Section 281 (b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

Having reviewed the various alternatives discussed with the Staff, the Company believes that it is mostly likely to dissolve the Company in accordance with Section 281(b) of the Delaware General Corporation Law (“DGCL”) (assuming that there has been no approved business combination within the specified time periods described in the Company’s charter provisions and the trust agreement).  In determining whether to actually dissolve pursuant to Section 281(b), which is the preferred method, or pursuant to Section 280, the Board of Directors will continue to review the facts and circumstances of the Company after the IPO, including what (if any) liabilities and or claims may exist, and acting with the benefit of and in consultation with qualified Delaware counsel, will either way make a written recommendation to its stockholders.  It will have a plan of dissolution and distribution submitted for the approval of its stockholders in accordance with the DGCL. The procedure under Delaware law, which we discussed with the Staff in a telephone call on Friday, for having stockholders approve the dissolution in the certificate of incorporation and not at the time of dissolution will not be utilized.  This plan will detail the approved method of dissolving the Company and then liquidating—regardless of whether the funds are held in trust or outside of the trust.

It is currently expected that the Board will recommend to the stockholders that the Company pursue dissolution pursuant to Section 281(b), because (i) it believes there will be an amount of working capital held outside the trust which, when combined with the $750,000 available to it from the subordinated revolving line of credit agreement made available to it by its executive officers, will be sufficient to satisfy all creditor obligations, (ii) most, if not all, significant creditors of the Company will have agreed to waive any claims they may have against the funds held in trust, and (iii) to the extent that such creditors have not so agreed, the Company’s officers have agreed to indemnify the Company against any such unwaived third party claims.

In the event that the Board approves and implements a Section 281(b) dissolution, to the extent an insufficient amount of funds were to be retained and reserved for creditors who have not waived their claims against the funds held in trust and who ultimately were to prevail on the merits of such claims, stockholders, under certain limited circumstances, could be required to return all amounts so received.

As part of any recommended plan of dissolution and distribution by the Board, which would be submitted to stockholders as required under and in accordance with the DGCL, should the Board recommend dissolution to stockholders in accordance with Section 281(b), then the Board would provide, after consultation with qualified Delaware counsel experienced in a dissolution under this specific provision, as part of any such plan, to: (i) pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional, or unmatured contractual claims known the Company, (ii) make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the Company or that have not arisen but that, based on facts known to the Company, are likely to arise or to become known to the Company within ten years after the date of the effectiveness of the dissolution.

The Board actions discussed above and the resulting consequences to the stockholders will be disclosed in the Registration Statement and throughout the prospectus where appropriate, including the section entitled “Proposed Business — Effecting a Business Combination — Plan of Dissolution and Liquidation”.  Additionally, with respect to the risks associated with the Company’s proposed course of action, the Company will include in disclosure in certain risk factors that stockholders may be liable to creditors up to the amount of any liquidating distribution pursuant to certain of the possible plans of dissolution and distribution which may be implemented by the Company at such time as the Company is required to dissolve and approve a plan of dissolution.

In order to address the Staff’s concerns about bankruptcy, and after consultation with Delaware bankruptcy counsel, we have clarified the disclosure in the risk factors and elswhere.

Given the additional disclosure responding to the procedural aspects of Delaware law, we would include a new risk factor about the timing of any payments to stockholders.  We propose the following:

“Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

We will dissolve and liquidate if we do not complete a business combination within 18 months after the consummation of this offering (or within 24 months after the consummation of this offering if certain extension criteria are satisfied). Under Sections 280 through 282 of the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distribution to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to liquidate as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.”

2.              We note the disclosure in risk factor six that your Chairman and executive officers will be personally liable in “certain circumstances” “to ensure that the proceeds in the trust account are not reduced by the claims of various vendors, prospective target businesses or other entities.” According to exhibits 10.4 through 10.8, it appears that these individuals have only agreed to indemnify you against claims by vendors. Please reconcile the disclosure. Clearly state all circumstances whereby these individuals will be personally liable. In addition, please describe the claims that could be brought by a prospective target business and other entities in the event a business combination is not consummated. It may be helpful to revise your risk factors to clearly describe the potential risk that a portion of the funds held in trust could be subject to third party claims.

The Company’s Chairman and executive officers have re-executed letter agreements reconciling the discrepancy and making it clear that they will indemnify the Company for any loss, liability, claims, damage and expenses (to the extent necessary to ensure the amount held in trust is not reduced) by any “vendor, prospective target businesses or other entities” to which the Company may become subject and from which no waiver of claims against the trust account has been obtained.  Such agreements are re-filed as exhibits to Amendment No. 6 to the Registration Statement.  We supplementally advise the Staff that we have added disclosure in the risk factor entitled “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by the stockholders from the trust account as part of our plan of dissolution and distribution will be less than $7.604 per share” to address the potential risk that a portion of the funds held in trust could be subject to third party claims, including claims by prospective target businesses.  Such disclosure is also contained in “Proposed Business — Effecting a Business Combination — Plan of Dissolution and Liquidation”.

3.              We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($7.604 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of full indemnification obligations by your Chairman and executive officers and the potential effect of Section 281(b) of Delaware General Corporation Law.

Given the creditor-related issues that have surfaced with respect to the risks associated with bankruptcy, we have included in the new risk factor entitled “Our stockholders may be held liable for claims by third parties to the extent of distributions received by them”, set forth above in response to Comment 1, that stockholders may be liable to creditors up to the amount of any liquidating distribution pursuant to certain of the possible plans of dissolution and distribution which may be implemented by the Company at such time as the Company is required to dissolve and approve a plan of dissolution.

Additionally, in the risk factor entitled “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by the stockholders from the trust account as part of our plan of dissolution and distribution will be less than $7.604 per share” we have added the following paragraph:

“Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed,, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders.  To the extent any bankruptcy claims deplete the trust account we cannot assure you we will be able to return to our public stockholders the liquidation amounts due them.”

Because the Company is a blank check company, and its operations will be limited to searching for prospective target businesses, the Company believes that the only claims that may arise are from vendors, such as accountants or lawyers, or prospective target businesses.  Since the Company intends to have executed agreements by all such parties waiving claims against the trust account, it believes the chances of a successful claim against the trust account are limited.  Additionally, the Company ought to have funds available to it outside the trust account, as well as a subordinated revolving line of credit made available to it by its Chairman and executive officers, with which to pay any such potential claims.

4.              Please disclose all steps the company has taken to confirm that your Chairman and executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

Based upon the current information received by the Company’s management from such individuals, it believes that they are of substantial means and financially capable of covering a shortfall in the Company’s trust account, although, as disclosed in the prospectus, no assurances are being made that this will be the case.  The disclosure in the prospectus has been revised to include this response.

Additionally, please see the last paragraph of the response to Comment 3, for a discussion of why the Company believes there will be funds sufficient to satisfy the obligations of such individuals with respect to ensuring the trust account is not depleted.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ Stuart Neuhauser

Stuart Neuhauser

cc:           Bruce Lederman

                Eddy Hartenstein

                Robert L. Meyers

                Steven J. Cox

                Lawrence N. Chapman

                Henry Goldberg

                Martin Gottlieb

                Douglas Ellenoff

                Michael Midura

                Patricia Baldowski

                Daniel Goldberg

                David Eisler

                Tina Prountzos